Exhibit 12

COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Six Months Ended June 30,
	2009	2008
Earnings
Net income	$74	$76
Income from equity investee	(1)	(1)
Net income before income from equity investee	$73	$75

Fixed charges	25	21
Distributed income of equity investee	1	-
Allowance for funds used during construction	(1)	(1)
Totals earnings available for fixed charges	98	95

Fixed charges
Interest and debt costs	$25	$21

Ratio of earnings to fixed charges	3.9	4.5

For purposes of computing these ratios, earnings means net income before:

    - income from equity investee, adjusted to reflect actual distribution from equity investment; and
    - fixed charges;
less

    - allowance for funds used during construction.

Fixed charges means the sum of the following:

    - interest costs;
    - amortization of debt costs; and

    - that portion of rental expense which we believe represents an interest factor, which was not material for the six months ended June 30, 2009 and 2008.